

Mail Stop 3720

November 9, 2015

Tony Carvalho
Chief Financial Officer
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

> **Re: YuMe, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2015**
> **File No. 001-36039**

Dear Mr. Carvalho:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

1. We note that you recognize advertising revenues on a gross basis as a result of being the primary obligor in the arrangement. Please further clarify the terms of these advertising arrangements and provide us with an analysis that supports your presentation of these revenues on a gross basis, taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please address the following:
   a. Explain the contractual relationships between you, the advertising agency and the advertiser, in particular how pricing is determined and the specific activities performed by each party in providing the advertising service;

b. Explain the contractual relationship between you and the digital media properties through which you deliver video advertisements, in particular how their negotiated percentage of the revenue is determined, and their performance obligations and activities in providing the service;

c. Whether and how you have discretion in terms of the selection of the websites on which you place ads, in particular in supplier selection through programmatic buying on real-time bidding exchanges;

d. Whether you have inventory risk for advertising inventory purchased in advance or on a guaranteed basis;

e. Whether there are any minimum volume commitments to fulfill;

f. Whether the advertisers can seek remedies from you or the digital media property owners; and

g. The degree to which your contractual arrangements, margins and revenue trends differ for ads placed on online and mobile websites and applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications